Exhibit 99.1

The Very Good Food Company Shares Corporate Video Update

•	CEO and Co-Founder Mitchell Scott shares a video outlining VERY GOOD’s growth and development.
•	Highlights include increase in production capability at facilities and growth in its wholesale retail base for The Very Good Butchers products.

Vancouver, British Columbia – November 3, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today released a corporate video update featuring CEO and co-founder Mitchell Scott highlighting recent Company developments and offering insight into expected growth through the coming year including shots of the production facilities.

Of particular note were announcements of increased wholesale distribution across the U.S. and Canada, as well as an update on production capability following growth in consumer demand for innovative plant-based goods. With target production capability to increase to an average of 40,000 pounds per day in Q4 2021, VERY GOOD is aiming to build the capacity to produce 60,000 pounds of delicious plant-based, bean-packed product per day in Q1 2022 as its products continue to gain traction with consumers.

Seeing the U.S. demand for plant-based goods rising amid environmental impact concerns and an interest in wider accessibility to meat alternatives, The Very Good Food Company is now in 1,060 stores throughout 15 states, with the addition of all 23 of Earth Fare’s locations across the Southern U.S. Consumers can order via the brand’s website and through Amazon with options to subscribe for regular deliveries. By the end of August 2021 alone, the brand has fulfilled more than 55,000 orders, an increase of 15,000 from last year’s total sales of 40,000 orders; this number is expected to grow with the NEXTY award-winning Mmm...Meatballs and the new Butcher’s Select line receiving outstanding reviews from media and consumers alike.

The full video is available online at https://youtu.be/knHTQQHd9po.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking statements and information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking statements contained or referred to in this news release includes statements relating, but not limited to, the expected further expansion of retail distribution and increases in production capacity at the Rupert and Patterson facilities including the timing therefor. These forward-looking statements are based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the continued strong demand for VERY GOOD’s products, the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and is available at www.sec.gov. The forward-looking statements in this news release reflect the current expectations, assumptions and/or beliefs of the Company based on information currently available. Each of these forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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